Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: October 26, 2022

 On October 26, 2022, Broadcom Inc. published the following post on LinkedIn:

On October 26, 2022, Broadcom Inc. published the following post on Twitter:

On October 26, 2022, Broadcom Software Group published the following post on LinkedIn:

On October 26, 2022, Broadcom Software Group published the following post on Twitter:

On October 26, 2022, Hock Tan published the following post on LinkedIn:

Hock Tan • 2nd

+ Follow •••

President and CEO at Broadcom Inc.

1h •

I've been visiting with Broadcom Inc. customers around the world to discuss what's next as they continue to navigate increasingly complex IT operating environments.

What I've stressed to them is that our priorities are firm: our customers are - and will remain - the most important part of our business.

Read more in my blog: https://bit.ly/3DzZwum

Key Info: https://bit.ly/3NyPuMX

broadcom.com • 1 min read

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs,” Broadcom Software Group’s “Broadcom Software Blog” and at reimaginingsoftware.com/other-resources]

What a Combined Broadcom and VMware Can Deliver to Our Customers
An Update from Hock Tan, Broadcom President & CEO

Over the last several weeks, I have had the opportunity to visit with Broadcom customers around the world to discuss what’s on the horizon as they navigate increasingly complex IT operating environments. During these visits, I’ve also answered their questions and shared our vision of what a combined Broadcom and VMware will look like following the close of the transaction.

It’s clear from these conversations that three topics are top of mind for customers as it relates to VMware: multi-cloud, cloud-native apps, and pricing. Ultimately, what I’ve stressed to them has been straightforward: our customers are and will remain the most important part of our business. That said, I want to discuss each of these topics and share my current thinking to help address the concerns I’ve heard.

Broadcom’s Strategy

I hope I’ve made clear that at Broadcom, we are continuing to embrace and invest in customers’ priorities. My priorities for Broadcom are very much aligned with customers’.

By investing and innovating in infrastructure software and VMware’s broad portfolio — including multi-cloud and cloud-native capabilities — we will bring our customers greater flexibility and deliver new solutions to help them connect, scale and protect their IT infrastructure. This will also empower our customers to modernize and architect their IT infrastructure while ensuring there will be large-scale, secure, and reliable, yet flexible, choices to do so. Similarly, continuing to develop our ecosystem will enable partners to grow their businesses with expanded offerings of the combined portfolio and even better meet customers’ needs.

Multi-Cloud

As I met with customers across the U.S., U.K., Germany and France, I asked about their present and future priorities. For some time, Broadcom has recognized that the future of enterprise IT is multi-cloud – the ability to distribute applications and services across a combination of clouds. It’s one of the many reasons Broadcom solutions complement what VMware does in the multi-cloud space across private, public, edge and sovereign clouds today. It’s clear our customers have already adopted this mindset, too. I’ll share an example.

While in London, I met with the chief technology officer of a global financial services firm. We discussed the increasing need for financial institutions to adopt innovative solutions that meet capacity and ensure legacy infrastructure is efficient and secure. We agreed multi-cloud solutions meet this need, ultimately improving performance and strengthening resilience at a lower cost. Customers like that institution are enthusiastic about the multi-cloud vision and, with increased resources from Broadcom following transaction close, the potential to implement it as VMware grows and increases momentum in the space.

Cloud-Native Apps

Customers are similarly excited about VMware’s momentum around cloud-native apps. By providing customers with the environment and hands-on guidance to help build cloud-native applications quickly and upskill their teams along the way, a combined Broadcom-VMware can help them drive forward their businesses. We did similar work with CA and Symantec products after those companies were acquired. We invested resources and modernized many products within the CA portfolio; as a result CA products are all cloud-native and cloud-based. We also re-architected many Symantec products on the Google Cloud Platform, making it easier to scale those products and update them regularly.

Since the announcement of our intention to acquire VMware in May, I have had the opportunity to spend time with many VMware and Broadcom customers, partners, and the VMware Product and GTM (Go to Market) leadership teams. I have gained a deeper understanding of the VMware Tanzu portfolio and the strategic importance of cloud native applications and modern app development and management. Customers are telling me that modern applications are a central part of their go-forward strategy in a multi-cloud world, and that the VMware Tanzu portfolio of products and solutions are an important area of focus for them.

Many customers and partners are asking me how I see the VMware Tanzu portfolio and Broadcom’s future commitment to the Tanzu business. My answer to them is that I see Tanzu as a strategic part of the VMware software portfolio and it will remain that way as we move forward within Broadcom. VMware Tanzu customers are running some of the most mission critical applications in the world. As customers think about future investments in cloud native applications and the modern application development space, they should feel confident in Broadcom’s commitment going forward.

Pricing

We work with our customers every day to tackle a wide spectrum of challenges, and we are constantly innovating to create the next generation of technology to address their needs. This is largely what has made our business successful, and we intend for this to continue.

Our growth into a global technology leader was not based on taking existing products and raising their prices, but by creating technology and products that provide clear value to customers and continuing to improve them. We fuel growth by offering more and better products so customers are using more of our entire portfolio of technology products, rather than just one or two. By delivering long-term value to customers and investing in improved, customer-focused R&D, we can innovate, scale, and offer better products without raising prices. For example, 40 years ago a CPU in a server cost around $1,000. Today, it costs less than $1.

VMware addresses a growing market so the Broadcom business case for this transaction is premised on focusing the business model, increasing R&D, and executing in getting customers to use the full portfolio of innovative product offerings, not on increasing prices. In general, Broadcom doesn’t take a cookie cutter approach to pricing across our businesses. Our goal is to make our technologies as accessible and user-friendly to customers as possible Following the close of the transaction, we will support VMware’s customers, helping them successfully deploy and realize the benefits of their VMware investment.

Of course, our other main priority once the transaction is complete will be integrating VMware and its employees. VMware is an innovation success story — but the company’s story is far from finished and we’re excited to help write the next chapters. I have tremendous respect for what VMware has built, and experiencing the company’s excitement for the future at the VMware Explore event in San Francisco earlier this year reinforced my belief that we are on the right path.

I came away from my recent travels even more excited about what a combined Broadcom and VMware can deliver to our customers, and I look forward to continuing these valuable conversations as we progress toward closing. More than that, once we complete our transaction, I look forward to starting the important work of fostering an environment of growth and innovation aligned with our customers’ priorities.

To stay updated on the news about the transaction, click here.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and   Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware’s stockholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.

Participants in the Solicitation

Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.